Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333−136666 March 14, 2007 STRUCTURED EQUITY PRODUCTS
New Issue	Indicative Terms

THE BEAR STEARNS COMPANIES INC. Note Linked to a Portfolio Assets Due: September [●], 2012 INVESTMENT HIGHLIGHTS

•      5½ year term to maturity.
•  The Notes are 100% principal protected.
•  Issue is a direct obligation of The Bear Stearns Companies Inc. (Rated A1 by Moody's/A+ by S&P).
•  Issue Price: 100.00% of the principal amount ($1,000 per Note) ([99.00]% for investors who purchase a principal amount of at least $1,000,000).
•  Linked to equally-weighted portfolio comprised of four equity indices: (1) the S&P 500® Index; (2) the Dow Jones EURO STOXX 50® Index; (3) the Nikkei 225™ Stock Index; and (4) the S&P BRIC 40™ Index.
•  The Cash Settlement Value will depend on whether the average closing level of the Portfolio over six observation dates during the final six months of the Note's term is greater than or less than the Portfolio's initial level (with 100% Participation).
•  If, at maturity, the Portfolio Return is greater than zero, the Cash Settlement Value for each Note will be equal to the principal amount of the Note, plus the product of : (i) $1,000 multiplied by (ii) the Portfolio return, multiplied by (iii) the Participation Rate.
•  If at maturity, the Portfolio Return is equal to or less than zero, the Cash Settlement Value for each Note will be $1,000.

BEAR, STEARNS & CO. INC. STRUCTURED PRODUCTS GROUP (212) 272-6928

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-803-9204.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

STRUCTURED PRODUCTS GROUP

GENERAL TERMS

This free writing prospectus relates to a Note offering linked to an equally-weighted portfolio comprised of four equity indices: (1) the S&P 500® Index (“SPX”); (2) the Dow Jones EURO STOXX 50® Index (“SX5E”); (3) the Nikkei 225™ Stock Index (“NKY”); and (4) the S&P BRIC 40™ Index (“SBR”). We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Defined terms not defined herein shall have the same meaning as in the Pricing Supplement discussed below.

ISSUER:	The Bear Stearns Companies Inc.
ISSUER’S RATING:	A1 / A+ (Moody’s / S&P).
CUSIP NUMBER:	073928U76
ISSUE PRICE:	100.00% of the Principal Amount (99.00% for investors who purchase a Principal Amount of at least $1,000,000).
PRINCIPAL AMOUNT:	$[●]
DENOMINATIONS:	$1,000 per Note and $1,000 multiples thereafter
SELLING PERIOD ENDS:	March [●], 2007
SETTLEMENT DATE:	March [●], 2007
MATURITY DATE:	September [●], 2012 (for a term of approximately 66 months). The Maturity Date is subject to adjustment as described in the Pricing Supplement.
CASH SETTLEMENT VALUE:
An amount in cash that depends upon the Portfolio Return. If, at maturity, the Portfolio Return is greater than zero, the Cash Settlement Value is equal to:

Principal Amount of Note + [$1,000 x Portfolio Return x Participation Rate]

If, at maturity, the Portfolio Return is equal to or less than zero, the Cash Settlement Value is equal to the principal amount of the Notes.

PORTFOLIO RETURN:	An amount determined by the Calculation Agent and equal to the arithmetic average of the Index Performances of the four Components.
INDEX PERFORMANCE:
As of the Final Valuation Date and with respect to a Component, the quotient, expressed as a percentage, of (i) the arithmetic average of the Observation Levels for that Component as of each Observation Date minus the Initial Component Level of that Component divided by (ii) the Initial Component Level of that Component.

FINAL VALUATION DATE:	September [●], 2012. The Final Valuation Date is subject to adjustment as described in the Pricing Supplement.
OBSERVATION LEVELS:
As of any Observation Date and for each Component, the closing index level as reported by the relevant Component Sponsor and displayed on Bloomberg Page SPX <Index> <Go> with respect to the SPX, Bloomberg Page SX5E <Index> <Go> with respect to the SX5E; Bloomberg Page NKY <Index> <Go> with respect to the NKY; and Bloomberg Page SBR <Index> <Go> with respect to the SBR.

OBSERVATION DATES:	April [●], 2012, May [●], 2012, June [●], 2012, July [●], 2012, August [●], 2012, and September [●], 2012. The Observation Dates are subject to adjustment as described in the Pricing Supplement.
INITIAL COMPONENT LEVELS:	[●] with respect to the SPX; [●]with respect to the SX5E; [●]with respect to the NKY; [●]with respect to the SBR.
INTEREST:	The Notes will not bear interest.
PARTICIPATION RATE:	[100.00]%

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

COMPONENTS:
• The S&P 500® Index (Bloomberg Ticker: SPX <Index>) (“SPX”):
- Standard and Poor’s 500 Index is a capitalization-weighted index of 500 stocks. The index is designed to measure the performance of the broad domestic US economy through changes in the aggregate market value of 500 stocks representing all major industries.
• The Dow Jones EURO STOXX 50® Index (Bloomberg Ticker: SX5E <Index>) (“SX5E”):
- The Dow Jones EURO STOXX 50 is composed of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXXSMIndex, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.
• The Nikkei 225TM Stock Index (Bloomberg Ticker: NKY <Index>) (“NKY”):
- The Nikkei 225 Stock Index is a modified, price-weighted stock index calculated, published and disseminated by Nihon Keizai Shimbun, Inc. that measures the composite price performance of 225 selected Japanese stocks. It is intended to represent a broad cross-section of Japanese industries, and requires that the 75 most liquid issues of the Tokyo Stock Exchange be included in the index.
• The S&P BRIC 40™ Index (Bloomberg Ticker: SBR <Index>) (“SBR”):
- The S&P BRIC 40™ Index is published by Standard and Poor’s with the intention of providing exposure to the 40 largest and most liquid companies from the emerging markets of Brazil, Russia, India and China. The index uses a modified market capitalization weighting scheme, with modifications being to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity.

COMPONENT SPONSORS:
Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. as the sponsor of the S&P 500® Index and the S&P BRIC 40™ Index, STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company and the SWX Group as the sponsors of the Dow Jones EURO STOXX 50® Index and Nihon Keizai Shimbun, Inc. as the sponsor of the Nikkei 225™ Stock Index.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this document together with the prospectus and prospectus supplement, each dated August 16, 2006 (the “Prospectus” and “Prospectus Supplement,” respectively), and the more detailed information contained in the Pricing Supplement, dated March 14, 2007 (subject to completion) (the “Pricing Supplement”). You should carefully consider, among other things, the matters set forth in “Risk Factors” in the Prospectus Supplement and the Pricing Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may access the Pricing Supplement, the Prospectus Supplement and the Prospectus on the SEC web site as follows:

•	Pricing Supplement dated March 14, 2007 (subject to completion): http://www.sec.gov/Archives/edgar/data/777001/000114420407012528/v068052_424b2.htm
•	Prospectus Supplement dated August 16, 2006: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
•	Prospectus dated August 16, 2006: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

ILLUSTRATIVE EXAMPLES OF CASH SETTLEMENT VALUE

The examples set forth below and the related table depict the hypothetical Cash Settlement Value of a Note based on the assumptions below. The examples, levels and the related table do not purport to be representative of every possible scenario concerning increases or decreases in the Index. You should not construe these examples or the data included in the table as an indication or assurance of the expected performance of the Notes

Assumptions:
•	Investor purchases $1,000 aggregate principal amount of Notes at the initial public offering price of $1,000.
•	Investor holds the Notes to maturity.
•	The Initial Component Level for the SPX is equal to 1,460.00.
•	The Initial Component Level for the SX5E is equal to 4,250.00.
•	The Initial Component Level for the NKY is equal to 18,000.00.
•	The Initial Component Level for the SBR is equal to 2,150.00.
•	All returns are based on a 66-month term, pre-tax basis.
•	No Market Disruption Events or Events of Default occur during the term of the Notes.

SPX Initial	SPX Avg / Initial	SX5E Initial	SX5E Avg / Initial	NKY Initial	NKY Avg/ Initial	SBR Initial	SBR Avg/ Initial	Portfolio Average/ Initial	Participation Rate	Cash Settlement Value Per $1,000 Note

1,460.00	81.45%	4,250.00	79.09%	18,000.00	85.47%	2,150.00	86.41%	83.11%	100.00%	$1,000.00

1,460.00	146.33%	4,250.00	162.39%	18,000.00	139.05%	2,150.00	223.63%	167.85%	100.00%	$1,678.53

1,460.00	137.74%	4,250.00	106.13%	18,000.00	79.07%	2,150.00	96.82%	104.94%	100.00%	$1,049.39

1,460.00	99.04%	4,250.00	134.68%	18,000.00	163.06%	2,150.00	109.23%	126.50%	100.00%	$1,265.03

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 1: The Portfolio Return is greater than zero.

In this example, the levels of all four Components increase relative to their Initial Component Levels on the related Observation Dates. This example illustrates how holders of the Notes would benefit from the increase in the Observation Level of each Component relative to its respective Initial Component Level on each related Observation Date.

	SPX	SX5E	NKY	SBR
Initial Component Level	1,460.00	4,250.00	18,000.00	2,150.00
April [●], 2012 Observation Value	1,659.76	5,464.54	20,989.71	2,648.69
May [●], 2012 Observation Value	1,905.57	5,740.11	25,402.46	3,679.32
June [●], 2012 Observation Value	2,163.55	6,704.82	26,431.03	3,980.13
July [●], 2012 Observation Value	2,201.91	7,915.44	23,933.15	6,700.94
August [●], 2012 Observation Value	2,461.03	7,943.48	27,532.46	6,406.99
September [●], 2012 Observation Value	2,427.08	7,642.31	25,889.35	5,432.06
Average Observation Level	2,136.49	6,901.78	25,029.69	4,808.02
Average Observation Level as % of Initial Component Level	146.33%	162.39%	139.05%	223.63%

On the Final Valuation Date, the Index Performance for SPX would be 46.33%, the Index Performance for SX5E would be 62.39%, the Index Performance for NKY would be 39.05%, and the Index Performance for SBR would be 123.63%, each as calculated pursuant to the below formula:

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, would equal $1,678.50.

Cash Settlement Value

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 2: The Portfolio Return might be less than zero.

In this example, the Observation Levels of all four Components decrease relative to their Initial Component Levels on the related Observation Dates. As a result, the Portfolio Return would be less than zero, and holders of the Notes would therefor have received only the principal amount of each Note at maturity.

	SPX	SX5E	NKY	SBR
Initial Component Level	1,460.00	4,250.00	18,000.00	2,150.00
April [●], 2012 Observation Value	1,396.39	5,074.83	16,340.55	1,763.73
May [●], 2012 Observation Value	1,343.04	3,583.03	14,941.97	1,529.03
June [●], 2012 Observation Value	1,227.98	3,035.13	14,855.81	1,688.34
July [●], 2012 Observation Value	1,077.18	3,044.54	14,997.51	1,861.33
August [●], 2012 Observation Value	1,094.58	2,909.69	15,748.70	2,125.00
September [●], 2012 Observation Value	996.06	2,521.39	15,423.94	2,178.84
Average Observation Level	1,189.20	3,361.43	15,384.75	1,857.71
Average Observation Level as % of Initial Component Level	81.45%	79.09%	85.47%	86.41%

On the Final Valuation Date, the Index Performance for SPX would be -18.55%, the Index Performance for SX5E would be -20.91%, the Index Performance for NKY would be -14.53%, and the Index Performance for SBR would be -13.59%, each as calculated pursuant to the below formula:

Index Performance

In this example, using the formula below, the Portfolio Return would be less than zero.

Portfolio Return

Since the Portfolio Return would be less than zero, the Cash Settlement Value for each Note would be the principal amount of $1,000.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 3: Some Components move higher while others move lower.

In this example, the Observation Levels for some of the Components increase relative to the initial Component Levels for those Components, while the Observation Levels for other of the Components decrease relative to the Initial Component Levels for those Components.

	SPX	SX5E	NKY	SBR
Initial Component Level	1,460.00	4,250.00	18,000.00	2,150.00
April [●], 2012 Observation Value	1,573.09	4,041.13	17,986.77	2,354.12
May [●], 2012 Observation Value	1,732.43	4,299.08	20,530.07	2,716.51
June [●], 2012 Observation Value	2,096.43	4,541.78	12,872.44	2,265.07
July [●], 2012 Observation Value	2,039.93	4,482.89	10,129.13	1,895.64
August [●], 2012 Observation Value	2,196.69	4,771.55	11,671.66	2,106.75
September [●], 2012 Observation Value	2,427.09	4,926.34	12,203.64	1,152.17
Average Observation Level	2,010.94	4,510.46	14,232.29	2,081.71
Average Observation Level % of Initial Component Level	137.74%	106.13%	79.07%	96.82%

On the Final Valuation Date, the Index Performance for SPX would be 37.74%, the Index Performance for SX5E would be 6.13%, the Index Performance for NKY would be -20.93%, and the Index Performance for SBR would be -3.18%, each as calculated pursuant to the below formula:

Index Performance

In this example, using the formula below, the Portfolio Return would be greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, will equal $1,049.40.

Cash Settlement Value

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Example 4: The Components could move drastically.

In this example the Observation Levels of each of the Components increases and decreases between each relative Observation Date. This example demonstrates the averaging effect of the Portfolio Return and Cash Settlement Value formulae.

	SPX	SX5E	NKY	SBR
Initial Component Level	1,460.00	4,250.00	18,000.00	2,150.00
April [●], 2012 Observation Value	1,062.36	4,767.18	22,467.67	1,659.02
May [●], 2012 Observation Value	1,331.05	5,410.71	28,059.12	2,409.84
June [●], 2012 Observation Value	1,580.96	4,959.85	33,645.52	2,248.67
July [●], 2012 Observation Value	1,645.45	5,452.00	29,976.19	2,235.03
August [●], 2012 Observation Value	1,506.44	7,023.66	29,909.19	2,699.37
September [●], 2012 Observation Value	1,549.83	6,731.03	32,044.70	2,838.79
Average Observation Level	1,446.01	6,868.69	29,350.40	2,348.45
Average Observation Level as % of Initial Component Level	99.04%	134.68%	163.06%	109.23%

On the Final Valuation Date, the Index Performance for would be SPX -0.96%, the Index Performance for SX5E would be 34.68%, the Index Performance for NKY would be 63.06%, and the Index Performance for SBR would be 9.23%, each as calculated pursuant to the below formula:

Index Performance

In this example, using the formula below, the Portfolio Return is greater than zero.

Portfolio Return

The Cash Settlement Value, using the formula below, will equal $1,265.00.

Cash Settlement Value

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Summary of Examples 1-4 Reflecting the Cash Settlement Value

	Example 1	Example 2	Example 3	Example 4
Hypothetical Initial Component Level for SPX	1,460.00	1,460.00	1,460.00	1,460.00
Hypothetical average Observation Level for SPX	2,163.5	6,901.8	25,029.69	4,808.02
Hypothetical Initial Component Level for SX5E	4,250.00	4,250.00	4,250.00	4,250.00
Hypothetical average Observation Level for SX5E	6,901.80	3,361.40	4,510.40	6,868.90
Hypothetical Initial Component Level for NKY	18,000.00	18,000.00	18,000.00	18,000.00
Hypothetical average Observation Level for NKY	25,029.69	15,384.75	14,232.29	29,350.40
Hypothetical Initial Component Level for SBR	2,150.00	2,150.00	2,150.00	2,150.00
Hypothetical average Observation Level for SBR	4,808.02	1,857.71	2,081.71	2,348.45
Portfolio Return	Positive	Negative	Positive	Positive
Principal protected?	Yes	Yes	Yes	Yes
Cash Settlement Value per Note	$1,678.53	$1,000.00	$1,049.39	$1,265.03

The following tables set forth the month-end closing index levels for each of the SPX, the SX5E, the NKY and the SBR for each month in the period from January 2002 through January 2007. The closing index levels listed below were obtained from the Bloomberg, without independent verification by the Company. The historical values of each of the Components should not be taken as an indication of future performance, and no assurance can be given that the level of any Component will increase relative to its the Initial Component Level during the term of the Notes.

S&P 500® Index	2002	2003	2004	2005	2006	2007
January	1,130.20	855.70	1131.13	1,181.27	1,280.08	1,438.24
February	1,106.73	841.15	1144.94	1,203.60	1,280.66
March	1,147.39	848.18	1126.21	1,180.59	1,294.83
April	1,076.92	916.92	1107.3	1,156.85	1,310.61
May	1,067.14	963.59	1120.68	1,191.50	1,270.09
June	989.82	974.50	1140.84	1,191.33	1,270.20
July	911.62	990.31	1101.72	1,234.18	1,276.66
August	916.07	1,008.01	1104.24	1,220.33	1,303.82
September	815.28	995.97	1114.58	1,228.81	1,335.85
October	885.76	1,050.71	1130.2	1,207.01	1,377.94
November	936.31	1,058.20	1173.82	1,249.48	1,400.63
December	879.82	1,111.92	1211.92	1,248.29	1,418.30

Dow Jones EURO STOXX 50® Index	2002	2003	2004	2005	2006	2007
January	3,670.26	2,248.17	2,839.13	2,984.59	3,691.41	4,178.54
February	3,624.74	2,140.73	2,893.18	3,058.32	3,774.51
March	3,784.05	2,036.86	2,787.49	3,055.73	3,853.74
April	3,574.23	2,324.23	2,787.48	2,930.10	3,839.90
May	3,425.79	2,330.06	2,749.62	3,076.70	3,637.17
June	3,133.39	2,419.51	2,811.08	3,181.54	3,648.92
July	2,685.79	2,519.79	2,720.05	3,326.51	3,691.87
August	2,709.29	2,556.71	2,670.79	3,263.78	3,808.70
September	2,204.39	2,395.87	2,726.30	3,428.51	3,899.41
October	2,518.99	2,575.04	2,811.72	3,320.15	4,004.80
November	2,656.85	2,630.47	2,876.39	3,447.07	3,987.23
December	2,386.41	2,760.66	2,951.01	3,578.93	4,119.94

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Nikkei 225™ Stock Index	2002	2003	2004	2005	2006	2007
January	9,997.80	8,339.94	10,783.61	11,387.59	16,649.82	17,383.42
February	10,587.83	8,363.04	11,041.92	11,740.60	16,205.43
March	11,024.94	7,972.71	11,715.39	11,668.95	17,059.66
April	11,492.54	7,831.42	11,761.79	11,008.90	16,906.23
May	11,763.70	8,424.51	11,236.37	11,276.59	15,467.33
June	10,621.84	9,083.11	11,858.87	11,584.01	15,505.18
July	9,877.94	9,563.21	11,325.78	11,899.60	15,456.81
August	9,619.30	10,343.55	11,081.79	12,413.60	16,140.76
September	9,383.29	10,219.05	10,823.57	13,574.30	16,127.58
October	8,640.48	10,559.59	10,771.42	13,606.50	16,399.39
November	9,215.56	10,100.57	10,899.25	14,872.15	16,274.33
December	8,578.95	10,676.64	11,488.76	16,111.43	17,225.83

S&P BRIC 40™ Index	2002	2003	2004	2005	2006	2007
January	541.56	474.87	867.75	961.09	1,575.05	2,098.12
February	558.94	480.23	930.92	1,074.02	1,599.68
March	583.39	478.05	929.27	1,002.04	1,614.88
April	588.99	534.21	788.05	966.65	1,743.36
May	581.15	577.00	792.05	1,009.56	1,558.56
June	518.70	613.99	801.02	1,066.05	1,630.68
July	451.64	622.48	802.64	1,134.86	1,694.62
August	479.35	691.47	838.89	1,200.43	1,722.80
September	419.63	717.72	902.36	1,337.18	1,715.35
October	456.02	743.64	908.55	1,231.71	1,847.16
November	473.49	763.45	952.32	1,317.51	2,003.46
December	470.45	866.07	973.47	1,354.94	2,181.25

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

SELECTED RISK CONSIDERATIONS

•
No current income—We will not pay any interest on the Notes. The yield on the Notes therefore may be less than the overall return you would earn if you purchased a conventional debt security at the same time and with the same maturity.

•
No interest, dividend or other payments—You will not receive any interest, dividend payments or other distributions on the stocks underlying the Components; nor will such payments be included in the calculation of the Cash Settlement Value you will receive at maturity.

•
Not exchange-listed—The Notes will not be listed on any securities exchange and we do not expect a trading market to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. If you sell the Notes prior to maturity, you may receive less, and possibly significantly less, than your initial investment in the Notes.

•
Liquidity—Because the Notes will not be listed on any securities exchange, we do not expect a trading market to develop, and, if such a market were to develop, it may not be liquid. Our subsidiary, Bear, Stearns & Co. Inc. has advised us that they intend under ordinary market conditions to indicate prices for the Notes on request. However, we cannot guarantee that bids for outstanding Notes will be made in the future; nor can we predict the price at which those bids will be made. In any event, Notes will cease trading as of the close of business on the Maturity Date.

•
The Components may not move in tandem—At a time when the level of one or more of the Components increases, the level of one or more of the other Components may decline. Therefore, in calculating the Portfolio Return, increases in the level of one or more of the Components may be moderated, or wholly offset, by lesser increases or declines in the level of one or more of the other Components.

LICENSE AGREEMENTS

S&P 500® Index and S&P BRIC 40™ Index

The Company entered into a non-exclusive license agreement with Standard & Poor’s providing for the license to us, in exchange for a fee, of the right to use each of the SPX and the SBR, which are owned and published by Standard & Poor’s, in connection with certain securities, including the Notes.

The license agreement between Standard & Poor’s and us provides that the following language must be set forth in this pricing supplement.

“The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s. Standard & Poor’s makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Standard & Poor’s only relationship to us is the licensing of certain trademarks, trade names and service marks of Standard & Poor’s, the SPX and the SBR, which is determined, composed and calculated by Standard & Poor’s without regard to us or the Notes. Standard & Poor’s has no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing, or calculating the SPX or the SBR. Standard & Poor’s is not responsible for and has not participated in the determination of the timing of, prices at which Notes are sold, or quantities of the Notes to be issued or in the determination or calculation of the amount payable at maturity. Standard & Poor’s has no obligation or liability in connection with the administration, marketing, or trading of the Notes.

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the SPX, the SBR or any data included therein and Standard & Poor’s shall have no liability for any errors, omissions, or interruptions therein. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by us, owners of the Notes, or any other person or entity from the use of the SPX, the SBR or any data included therein. Standard & Poor’s makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the SPX, the SBR or any data included therein. Without limiting any of the foregoing, in no event shall Standard & Poor’s have any liability for any lost profits or indirect, punitive, special, or consequential damages or losses, even if notified of the possibility thereof. There are no third party beneficiaries or any agreements or arrangements between Standard & Poor’s and the Company.”

Dow Jones EURO STOXX 50® Index

The Company has entered or expects to enter into non-exclusive license agreement with EURO STOXX 50®, whereby the Company and its affiliates, in exchange for a fee, will be permitted to use the SX5E in connection with the offer and sale of the Notes.

BEAR, STEARNS & CO. INC.

STRUCTURED PRODUCTS GROUP

Nikkei 225™ Stock Index

The Company has entered or expects to enter into non-exclusive license agreement with Nihon Keizai Shimbun, Inc. (“Nihon Keizai”), whereby the Company and its affiliates, in exchange for a fee, will be permitted to use the NKY in connection with the offer and sale of the Notes.

The copyright relating to the NKY and intellectual property rights as to “Nikkei” (including in combination with other words) and the NKY and any other rights will belong to Nihon Keizai.

Nihon Keizai will be entitled to change the details of the NKY and to suspend the announcement thereof.

All the businesses and implementation relating to the use of the NKY and related intellectual property rights will be conducted exclusively at the risk of the Company and Nihon Keizei assumes no obligation or responsibility therefor.

All disclosures contained in this pricing supplement regarding each Component, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared the Sponsor of each respective Component. None of us, Bear Stearns or the Trustee assumes any responsibility for the accuracy or completeness of such information.

BEAR, STEARNS & CO. INC.